UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 0-11330

Paychex, Inc. 401(k)

Incentive Retirement Plan

(Full title of the Plan)

Paychex, Inc.

911 Panorama Trail South

Rochester, NY 14625

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Index to Financial Statements, Schedule and Exhibits

Page No.
Signatures	1

Financial Statements

Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2016 and 2015	4

Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11

Exhibit

23.1 – Consent of Independent Registered Public Accounting Firm for report dated June 12, 2017

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 12, 2017:

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
(Name of Plan)

/s/ Jacob W. Flaitz, Jr.
Jacob W. Flaitz, Jr.
401(k) Committee Member

Report of Independent Registered Public Accounting Firm

Paychex, Inc. 401(k) Incentive Retirement Plan Committee

Paychex, Inc. 401(k) Incentive Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Paychex, Inc. 401(k) Incentive Retirement Plan (the Plan) as of December 31, 2016 and 2015 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan has determined it is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Paychex, Inc. 401(k) Incentive Retirement Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully Submitted,

/s/ Insero & Co. CPAs, LLP

Insero & Co. CPAs, LLP

Certified Public Accountants

Rochester, New York

June 12, 2017

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In Thousands)

As of December 31,	2016	2015
Assets
Cash	$3,966	$4,742
Investments:
Paychex ESOP Stock Fund	161,069	147,944
American Funds EuroPacific Growth Fund	49,287	48,579
ClearCourse Group Variable Annuity	6,823	7,602
Columbia Short Term Bond Fund	13,721	12,228
Fidelity Balanced Fund — Class K	49,641	48,376
Fidelity Freedom K Funds 2005 — 2060	174,765	141,370
Fidelity Freedom K Income Fund	1,926	1,921
Fidelity Government Money Market Fund	46,116	38,111
Fidelity International Index Fund	25,351	24,449
Fidelity Total Market Index Fund	21,967	23,236
Fidelity U.S. Bond Index Fund	60,920	51,742
Fidelity 500 Index Fund	82,231	63,936
Glenmede Small-Cap Equity Portfolio Fund	32,084	29,133
Harbor Capital Appreciation Fund	68,620	80,794
Invesco Growth and Income Fund	52,423	44,981
MFS Midcap Value Fund	44,374	—
Vanguard S&P Mid-Cap 400 Index Fund	47,499	29,140
Vanguard S&P Small-Cap 600 Index Fund	33,226	23,766
Wells Fargo Advantage Common Stock Fund	—	40,953
Total investments	972,043	858,261

Notes receivable from participants	20,313	18,907
Net assets available for benefits	$996,322	$881,910

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In Thousands)

Year ended December 31,	2016	2015
Contributions:
Participant	$68,953	$62,700
Employer, net of forfeitures	21,960	20,505
Total contributions	90,913	83,205
Investment income:
Dividends and interest income	27,990	36,214
Net realized and unrealized appreciation/(depreciation) in fair value of investments	60,936	(10,103)
Total investment income	88,926	26,111

Interest income on notes receivable from participants	806	788

Benefits paid to participants	(66,233)	(67,007)
Change in net assets available for benefits	114,412	43,097

Net assets available for benefits at beginning of year	881,910	838,813
Net assets available for benefits at end of year	$996,322	$881,910

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE A. PLAN DESCRIPTION

The following brief description of the Paychex, Inc. (the “Company” or “Paychex”) 401(k) Incentive Retirement Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan Document and Summary Plan Description.

General: The Plan is a defined contribution plan qualified under Sections 401(a) of the Internal Revenue Code (the “Code”), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax and/or after-tax basis through payroll deductions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was established on July 1, 1984 and restated in April 2002, January 2007, and October 2011 to include legislative and other applicable regulatory developments through October 2011, as well as make other changes and enhancements to the Plan.

The Plan operates in part as an employee stock ownership plan (“ESOP”), which is designed to comply with Section 4975(e) and the regulations under the Code. It is not currently intended that the Plan be a leveraged ESOP, although the Plan permits the ESOP to borrow money to purchase ESOP stock if the employer should so elect at some future date.  As of December 31, 2016 and 2015, all shares of ESOP stock are allocated to participant accounts. Under this ESOP feature, participants are able to receive dividends on their shares of Paychex common stock in the form of cash or have them reinvested into the Paychex ESOP Stock Fund (“ESOP Fund”).

Plan Administration: The Plan is administered by the Paychex, Inc. 401(k) Incentive Retirement Plan Committee (the “Plan Committee”), which is appointed by the Vice President of Human Resources and Organizational Development and approved by the Board of Directors of Paychex. The Plan’s trustee and record keeper is Fidelity Management Trust Company (“Fidelity”), who is also the trustee for the ESOP Fund. Fidelity was responsible for the custody and management of the Plan’s assets for the periods noted.

Plan Amendments:  In May 2016, the Plan was amended once to change the manner in which the Plan Committee is appointed and to clarify certain fiduciary oversight functions of the ESOP Fund.  There were no amendments to the Plan during 2015.

Plan Acquisitions:  In December 2015, Paychex completed its acquisition of substantially all of the assets of Advance Partners (“Advance”), and approximately 120 Advance employees became eligible to participate in the Plan.  Service time recognized under the Advance Partners 401(k) Plan (the “Advance Plan”) is also recognized for eligibility and vesting purposes under the Plan.  The Advance Plan was terminated on December 31, 2015 and its funds distributed on April 22, 2016, to participants who were provided the option of rolling over those funds to the Plan.  The increase in net assets available for benefits resulting from participant reinvestments into the Plan was not material.

Eligible Employees: All new employees of the Company and its participating subsidiaries are eligible to participate in the salary deferral portion of the Plan immediately. Employees must be employed for one year in which a minimum of 1,000 hours have been worked to be eligible to receive a Company matching contribution, when such matching contribution is in effect.

Contributions: Employees may contribute, on a pre-tax basis and/or on an after-tax basis, from 1% up to 50% of their compensation through payroll deductions in increments of 1%, subject to the limitations established by the Code.  For the Roth 401(k), employees may only contribute on an after-tax basis, subject to these same limitations. The maximum allowable annual employee contribution to the Plan was $18,000 for calendar years ended December 31, 2016 2016 and 2015. The Plan Committee may establish for any Plan year a contribution percentage limit for highly compensated employees that is less than 50%. Employees may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans or individual retirement accounts.

The Company provided a matching contribution in the amount of 50% of up to 8% of eligible pay that an employee contributed to the Plan for 2016 and 2015. The Company may also elect to make an additional discretionary contribution to the Plan, but has not done so for 2016 and 2015.

Additionally, participants who are age 50 or older by the end of the calendar year are also allowed to make an additional “catch-up” contribution on a pre-tax basis and/or on an after-tax basis. For the Roth 401(k), participants “catch-up” contributions can only be made on an after-tax basis. This contribution was limited to $6,000 in 2016 and 2015. The “catch-up” contributions are included in the match calculation, when such matching contribution is in effect, if the employee’s regular contribution is less than the allowable percentage of eligible pay.

Vesting: Participants are fully vested as to their elective contributions, rollover contributions, and company matching contributions, as well as any earnings or losses on them. Within the ESOP Fund, dividends received are fully vested, regardless of years of service.

Participant Accounts: The trustee maintains an account for each participant, including participant-directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals. The investments under the Plan are 100% participant-directed. Plan participants can fully diversify their portfolios by choosing from any or all investment fund choices in the Plan. Transfers in and out of investment funds, including the ESOP Fund, are not restricted, with the exception of certain restricted trading periods for individuals designated as insiders as specified in the Paychex Insider Trading Policy. The Company matching contributions follow the same fund elections as the employee compensation deferrals.

Investment Options: As of December 31, 2016, participants may direct contributions in the following investment options:

Paychex ESOP Stock Fund
American Funds EuroPacific Growth Fund
ClearCourse Group Variable Annuity
Columbia Short Term Bond Fund
Fidelity Balanced Fund — Class K
Fidelity Freedom K Funds 2005 — 2060
Fidelity Freedom K Income Fund
Fidelity Government Money Market Fund
Fidelity International Index Fund
Fidelity Total Market Index Fund
Fidelity U.S. Bond Index Fund
Fidelity 500 Index Fund
Glenmede Small-Cap Equity Portfolio Fund
Harbor Capital Appreciation Fund
Invesco Growth and Income Fund
MFS Midcap Value Fund
Vanguard S&P Mid-Cap 400 Index Fund
Vanguard S&P Small-Cap 600 Index Fund

Participants may choose to change their investment option choices and how their contributions are allocated to each fund chosen at any time. The Plan Committee regularly reviews performance, fees, and other key indicators of all investment options and may enter or exit funds at its discretion with the exception of the ESOP Fund.

ClearCourse Group Variable Annuity is an investment option that provides both guaranteed income at retirement with additional market growth opportunity based on the market performance of its underlying portfolio and it has no redemption restrictions. Effective February 27, 2012, ClearCourse Group Variable Annuity was frozen to new contributions and transfers into the fund.

Forfeited Accounts: Forfeited non-vested assets are used to reduce future employer contributions. Total forfeitures used to reduce employer contributions were approximately $5,300 for 2016 and approximately $31,700 for 2015. Forfeited balances not yet applied to reduce employer contributions as of December 31, 2016 and 2015, respectively, were not material to the financial statements.

Participant Loans: The Plan allows participants to borrow from a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance in the previous twelve months. Only one loan may be outstanding at any time. The rate of interest is the United States (“U.S.”) prime lending rate plus 1% at the time the loan is disbursed. Payroll deductions are required to repay the principal and interest on the loan within four and one-half years, except for loans used for the purchase of a principal residence, which are required to be repaid within nine and one-half years. Participant loans are subject to a one-time, non-refundable loan origination fee of $75, which is deducted from the participant’s account.

Withdrawals: Withdrawals for financial hardship are permitted provided they are for a significant and immediate financial need, meet the applicable hardship criteria as outlined in the Code, and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal and must exhaust all other eligible withdrawals available in the Plan. One hardship withdrawal may be taken each calendar year. For actively employed Plan participants, the Plan also allows for: partial withdrawals of vested balances at age 59 1/2; withdrawals of rollover contributions made prior to April 15, 2002; and withdrawals of dividends on the participant’s shares of Paychex common stock in the ESOP Fund in the form of cash, if desired.

Payment of Benefits: Upon separation from employment, at retirement, or reaching the age of 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, or annual installments over a fixed period of time.

Participants in the ClearCourse Group Variable Annuity may elect to receive their vested interest as follows: full lifetime retirement income guarantee at the age of 65 or older; reduced lifetime retirement income guarantee between the ages of 55 and 64; and forfeiture of the lifetime retirement income guarantee prior to age 55.

Voting and Tender Offer Rights on ESOP Stock: Each participant in the ESOP Fund is entitled to exercise voting rights on shares held in their account and also direct the ESOP trustee to tender their shares of ESOP Stock if an offer is made to purchase such shares. If the participant does not vote or indicate their preference with respect to a tender offer, the trustee will vote the participant’s shares and unallocated shares in the same proportion as the shares for which the trustee has received instructions.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to permanently discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates: The preparation of financial statements in conformity with GAAP requires the Plan Committee to make estimates, judgements and assumptions that affect the amounts reported in the financial statements and accompanying notes during the reporting period.  Actual amounts and results could differ from these estimates.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Net realized gains or losses upon the sale of investments are based on their average cost. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Contributions: Contributions from the Company are accrued in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Notes Receivable from Participants: The principal amount of loans plus any unpaid accrued interest is reported as notes receivable from participants on the Statements of Net Assets Available for Benefits. Loans to participants have various maturity dates and interest rates range from 3.25% to 9.25%. Interest earned is recorded on an accrual basis as interest income on notes receivable from participants in the Statements of Changes in Net Assets Available for Benefits.

Payment of Benefits: Benefits are recorded when paid.

Administrative Expenses: Costs related to administering the Plan may be paid by the Company or the Plan.  The Company paid approximately $281,000 and $277,000 in 2016 and 2015, respectively, in administrative expenses.

Recently Adopted Accounting Pronouncements:  In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12 “Plan Accounting: Defined Contribution Pension Plans (Topic 962), – (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient – A Consensuses of the FASB Emerging Issues Task Force.”  ASU No. 2015-12 is effective for fiscal years beginning on or after December 15, 2015, with early adoption permitted. The Plan early adopted this guidance on a retrospective basis as of January 1, 2015 with no material impact to its net assets available for benefits or changes in net assets available for benefits.

In May 2015, the FASB issued ASU No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (a consensus of the FASB Emerging Issues Task Force).” This guidance is effective for annual reporting periods, including interim periods beginning after December 15, 2015, with early adoption permitted. The Plan early adopted this guidance as of January 1, 2015.  There was no material impact to the Plan as it did not hold any investments falling under this guidance at the time of adoption or at any time during 2015 or 2016.

Recently Issued Accounting Pronouncements: In January 2016, the FASB issued ASU No. 2016-01 “Financial Instruments - Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU No. 2016-01 provides updated guidance for the recognition, measurement, presentation, and disclosure of certain financial assets and liabilities. ASU No. 2016-01 is effective for public business entities for annual and interim periods beginning after December 15, 2017, with early application permitted. This guidance is applicable to the Plan beginning January 1, 2018. The Plan is currently evaluating this guidance but does not believe it will have a material impact on its financial statements.

Other recent accounting pronouncements issued by the FASB (including technical corrections to the FASB’s Accounting Standards Codification), and the American Institute of Certified Public Accountants did not, or are not, expected to have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Subsequent Events: The Plan has evaluated subsequent events for potential recognition and/or disclosure through the date of issuance of these financial statements.

NOTE C. FAIR VALUE MEASUREMENTS

The carrying value of cash approximates its fair value due to the short maturity of this financial instrument. Notes receivable from participants are valued at the principal amount plus accrued interest, which approximates fair value. Mutual funds and Paychex common stock, which is the sole investment in the ESOP Fund, are stated at their approximate fair value based on quoted market prices in active markets. The Annuity Fund, ClearCourse Group Variable Annuity, is valued by Genworth Life and Annuity Insurance Company using the quoted market price of the underlying investments less applicable ClearCourse asset charges. The underlying investments are in the Janus Balanced T Share Class Fund.

The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:

•	Level 1 valuations are based on quoted prices in active markets for identical instruments that the Plan has the ability to access.
•

Level 2 valuations are based on quoted prices for similar, but not identical, instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other significant observable inputs besides quoted prices.

•	Level 3 valuations are based on information that is unobservable and significant to the overall fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents information on the Plan’s financial assets measured at fair value on a recurring basis as of:

	December 31, 2016
		Quoted	Significant
		prices in	other	Significant
	Carrying	active	observable	unobservable
	value	markets	inputs	inputs
In Thousands	(Fair value)	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$804,151	$804,151	$—	$—
Paychex common stock	161,069	161,069	—	—
Annuity fund	6,823	—	6,823	—

	December 31, 2015
		Quoted	Significant
		prices in	other	Significant
	Carrying	active	observable	unobservable
	value	markets	inputs	inputs
In Thousands	(Fair value)	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$702,715	$702,715	$—	$—
Paychex common stock	147,944	147,944	—	—
Annuity fund	7,602	—	7,602	—

NOTE D. RISKS AND UNCERTAINTIES

The Plan provides certain investments that are exposed to various risks, such as interest rate risk, credit risk, and market volatility risk. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment and insurance companies. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and of the Statements of Changes in Net Assets Available for Benefits.

The Plan’s exposure to a concentration of risk is limited by the diversification of investments across 28 participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the ESOP Fund, which invests in a single security and cash.

NOTE E. RELATED PARTY TRANSACTIONS

The Plan’s holdings of Paychex common stock qualify as party-in-interest transactions.  As of December 31, 2016, the Plan held 2,645,015 shares of Paychex common stock at a fair market value of $161,069,200.  As of December 31, 2015, the Plan held 2,797,199 shares of Paychex common stock at a fair market value of $147,943,855.

Certain Plan investments are managed by Fidelity.  Fidelity serves as trustee, recordkeeper, and custodian of the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions.  Costs related to administering the Plan are generally paid by the Company.  Refer to Note B, Summary of Significant Accounting Policies, for additional information.

NOTE F. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated January 12, 2015, stating that the Plan and amendments through October 12, 2011, is qualified under Section 401(a) and Section 4975(e) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

The preparation of financial statements in conformity with U.S. GAAP requires the Plan Committee to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. Therefore, the Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G. RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation between the net assets available for benefits as reported in the financial statements to the net assets available for benefits as reported in IRS Form 5500 as of:

	December 31,
In Thousands	2016	2015
Net assets available for benefits – financial statements	$996,322	$881,910
Less: deemed distributions — defaulted loans	78	81
Net assets available for benefits – IRS Form 5500	$996,244	$881,829

NOTE H. PROHIBITED TRANSACTIONS

On one occasion during 2015, the Company failed to timely deposit approximately $21,200 of participant contributions, and $2,300 in participant loan repayments, as required by the United States Department of Labor (“DOL”).  The DOL considers late deposits to be a prohibited transaction.  The Plan subsequently deposited the participant contributions, participant loan repayments, and lost earnings shortly thereafter and the deposit is considered fully corrected.  Lost earnings corrected by the Plan were not material to its financial statements.

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(SCHEDULE H, LINE 4i- FORM 5500)

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

EIN-16-1124166

PLAN-0-40436

December 31, 2016

(Dollars, Units, and Shares in Thousands)

Identity of	Description of Investment Including Maturity
Party	Date, Rate of Interest, Collateral, Par or	Units/	Current
Involved	Maturity Value	Shares	Value

Fidelity*	Cash	—	$3,966
Fidelity*	Paychex, Inc. Common Stock	2,645	161,069
Fidelity*	American Funds EuroPacific Growth Fund	1,094	49,287
Fidelity*	ClearCourse Group Variable Annuity	471	6,823
Fidelity*	Columbia Short Term Bond Fund	1,379	13,721
Fidelity*	Fidelity Balanced Fund — Class K	2,254	49,641
Fidelity*	Fidelity Freedom K Funds 2005	80	1,015
Fidelity*	Fidelity Freedom K Funds 2010	119	1,497
Fidelity*	Fidelity Freedom K Funds 2015	309	4,064
Fidelity*	Fidelity Freedom K Funds 2020	1,054	14,709
Fidelity*	Fidelity Freedom K Funds 2025	1,239	18,073
Fidelity*	Fidelity Freedom K Funds 2030	1,792	26,671
Fidelity*	Fidelity Freedom K Funds 2035	1,502	23,163
Fidelity*	Fidelity Freedom K Funds 2040	1,858	28,683
Fidelity*	Fidelity Freedom K Funds 2045	1,646	26,187
Fidelity*	Fidelity Freedom K Funds 2050	1,427	22,867
Fidelity*	Fidelity Freedom K Funds 2055	619	7,369
Fidelity*	Fidelity Freedom K Funds 2060	45	467
Fidelity*	Fidelity Freedom K Income Fund	166	1,926
Fidelity*	Fidelity Government Money Market Fund	46,116	46,116
Fidelity*	Fidelity International Index Fund	718	25,351
Fidelity*	Fidelity Total Market Index Fund	340	21,967
Fidelity*	Fidelity U.S. Bond Index Fund	5,302	60,920
Fidelity*	Fidelity 500 Index Fund	1,050	82,231
Fidelity*	Glenmede Small-Cap Equity Portfolio Fund	1,068	32,084
Fidelity*	Harbor Capital Appreciation Fund	1,211	68,620
Fidelity*	Invesco Growth and Income Fund	1,987	52,423
Fidelity*	MFS Midcap Value Fund	2,046	44,374
Fidelity*	Vanguard S&P Mid-Cap 400 Index Fund	214	47,499
Fidelity*	Vanguard S&P Small-Cap 600 Index Fund	133	33,226
Participants *	Participant loans **	—	20,313
			$996,322

* Represents party-in-interest

** Loans to participants have various maturity dates (interest at 3.25% to 9.25%).